May 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0405

Attention:  Matthew Derby

RE: Sphere 3D Corp.

 Registration Statement on Form F-1

 Filed March 26, 2021

 File No. 333-254742

Ladies and Gentlemen:

 Sphere 3D Corp. (the "Company") hereby withdraws the Company's prior request that the above-captioned registration statement (the "Registration Statement") be declared effective at 5:00 P.M., Eastern Time on Wednesday, May 19, 2021, which was modified by oral communication with the Securities and Exchange Commission (the "Commission") to 5:00 P.M., Eastern Time on Thursday, May 20, 2021, and instead requests that the Registration Statement be declared effective at 5:00 P.M., Eastern Time on Monday, May 24, 2021, or as soon thereafter as may be practicable.

 We acknowledge that a declaration by the Commission or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement.  We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.  We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 If you have any questions, please do not hesitate to contact the undersigned at peter.tassiopoulos@sphere3d.com or M. Ali Panjwani of Pryor Cashman LLP, outside counsel to the Company, at ali.panjwani@pryorcashman.com (Tel: 212-326-0820).

Very truly yours,

/s/ Peter Tassiopoulos

Peter Tassiopoulos

Chief Executive Officer

cc: M. Ali Panjwani, Esq.